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                                                               Exhibit (a)(1)(I)

FOR IMMEDIATE RELEASE

                 THE AES CORPORATION AND CORPORACION EDC, C.A.
               COMMENCE JOINT U.S. AND VENEZUELAN CASH OFFERS FOR
                 AMERICAN DEPOSITARY SHARES AND SHARES OF CANTV

                     AES AND CEDC COMMENCE OFFERS FOR CANTV

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ARLINGTON, VIRGINIA AND CARACAS, VENEZUELA - SEPTEMBER 25, 2001 - The AES
Corporation (NYSE:AES), the world's largest independent global power company, together with its 87% owned subsidiary, Corporacion EDC, C.A., announced today that they have commenced cash tender offers in the United States and Venezuela to acquire American Depositary Shares and shares of Compania Anonima Nacional Telefonos de Venezuela (CANTV), the national telephone company of Venezuela, which represent approximately 43.2% of the outstanding CANTV shares. The offers will expire at 5:00 pm New York City time (6:00 pm Caracas time), on Monday October 29, 2001 unless extended.

Tender Details

The U.S. offer is for 28,566,944 American Depositary Shares of CANTV at U.S. $24.00 per ADS in cash. The Venezuelan offer is for 199,968,608 shares of CANTV at U.S. $3.4285714 per share in cash. The price per ADS and per share in the U.S. and Venezuelan offers will be equal based upon the seven shares represented by each ADS.

Through Corporacion EDC, AES currently owns 64,007,524 CANTV shares representing approximately 6.9% of the outstanding capital stock of CANTV. When added to the CANTV shares currently owned by Corporacion EDC, the ADSs and shares sought in the tender offers would represent a majority of CANTV's outstanding shares.

Based on the number of ADSs and shares sought in the U.S. and Venezuelan offers, the aggregate consideration to be paid pursuant to the two offers is approximately U.S. $1.371 billion.

If more than 28,566,944 ADSs are tendered in the U.S. offer or more than 199,968,608 shares are tendered in the Venezuelan offer and all other conditions to the offers are met, ADSs and shares would each be purchased in each offer on a pro rata basis.
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AES's Commitment to Venezuela

Mr. Paul T. Hanrahan, President of AES Americas, said "We are pleased that we are in a position to present our offers and increase our investment in Venezuela."

The offers are conditioned on, among other things, that the ADSs and shares tendered and not withdrawn pursuant to the offers, together with the CANTV shares and ADSs currently owned by Corporacion EDC, represent at least a majority of the outstanding capital stock of CANTV. The offers are also conditioned on the receipt of the approval of the Venezuelan National Telecommunications Commission (Comision Nacional de Telecomunicaciones - CONATEL) and other required regulatory approvals.

J.P. Morgan Securities, Inc., Credit Suisse First Boston and Banc of America Securities LLC are acting as financial advisors in connection with the offers. J.P. Morgan Securities, Inc. is acting as the dealer manager.

The complete details of the offer for CANTV ADSs and shares are set forth in the U.S. Offer to Purchase and related documents and in the Venezuelan Offer to Purchase and related documents as filed with the Securities and Exchange Commission and the Venezuelan CNV, respectively.

About AES

AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Cameroon, Canada, Chile, China, Colombia, Czech Republic, Dominican Republic, El Salvador, Georgia, Germany, Hungary, India, Italy, Kazakhstan, the Netherlands, Nigeria, Mexico, Oman, Pakistan, Panama, Sri Lanka, Ukraine, the United Kingdom, the United States and Venezuela.

The Company's generating assets include interests in one hundred and eighty one facilities totaling over 60 gigawatts of capacity. AES's electricity distribution network has over 920,000 km of conductor and associated rights of way and sells over 126,000 gigawatt hours per year to over 18 million end-use customers. In addition, through its various retail electricity supply businesses, AES sells electricity to over 154,000 end-use customers.

AES is dedicated to providing electricity worldwide in a socially responsible way.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

AES filed a Tender Offer Statement with the Securities and Exchange Commission today. We urge investors and security holders of CANTV to read carefully the U.S. offer to purchase regarding the proposed transaction because it will contain important information about the transaction. Investors and security holders may


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obtain a free copy of the U.S. offer to purchase and other documents filed by
AES with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at www.sec.gov. The U.S. exchange offer and these other documents may also be obtained for free from D.F. King & Co., Inc., the Information Agent, by calling 1-800-549-6746.

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For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an automated mailing list and can be found on the investing page of our website. Those who subscribe to this list will receive updates when AES issues a press release.

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This press release is for informational purposes only. The solicitation of offers to buy CANTV ADSs and shares will only be made pursuant to the offer to purchase and related materials that AES has filed and is sending to CANTV shareholders. This communication shall not constitute a solicitation of an offer to purchase in any state in which such offer, solicitation or sale would be unlawful.

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This press release contains forward looking statements concerning the financial condition, results of operations and business of AES following the consummation of its proposed acquisition of CANTV and the anticipated financial and other benefits of such proposed acquisition. In some cases, you can identify forward looking statements by the words "will", "believes", "plans", "would" or similar expressions. These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties and other important factors, including those that could cause actual results to differ materially from expectations based on forward looking statements made in this press release or elsewhere. For a description of certain of these risks please refer to AES's and CANTV's filings with the SEC.

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